SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                                  LabOne, Inc.
                      ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                  ------------------------------------------
                         (Title of Class of Securities)

                                  50540L 10 5
                       ----------------------------------
                                 (CUSIP Number)

     Welsh, Carson, Anderson  & Stowe            Othon A. Prounis, Esq.
     320 Park Avenue, Suite 2500                 Ropes & Gray LLP
     New York, New York  10023                   45 Rockefeller Plaza
     Attention: Jonathan M. Rather               New York, New York  10111
     Tel. (212) 893-9500                         Tel. (212) 841-5700

            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2003
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].






-----------------------

        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 50540L 10 5                                          Page 2 of 6 Pages

1) Name of Reporting Person: Welsh, Carson, Anderson & Stowe IX, L.P.

     and I.R.S. Identification No. of Above Person, if
     an Entity (Voluntary):
-------------------------------------------------------------
2) Check the Appropriate Box                        (a) [X]
   if a Member of a Group                           (b) [ ]
-------------------------------------------------------------
3) SEC Use Only
-------------------------------------------------------------
4) Source of Funds                             Not Applicable
-------------------------------------------------------------
5) Check if Disclosure of
   Legal Proceedings Is                        Not Applicable
   Required Pursuant to
   Items 2(d) or 2(e)
-------------------------------------------------------------
6) Citizenship or Place of Organization        Delaware
-------------------------------------------------------------
Number of                        7)   Sole Voting                -0-
Shares Beneficially                   Power
Owned by
Reporting Person:

                                 ---------------------------------------
                                 8)   Shared Voting
                                      Power                      -0-
                                 ---------------------------------------
                                 9) Sole Disposi-                -0-
                                    tive Power
                                 ---------------------------------------
                                 10) Shared Dis-
                                     positive Power              -0-
                                 ---------------------------------------
11)  Aggregate Amount Beneficially                               -0-
     Owned by Each Reporting Person
------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                              -0-
     Amount in Row (11)
------------------------------------------------------------------------
14)  Type of Reporting Person                                    PN

CUSIP No. 50540L 10 5                                          Page 3 of 6 Pages

1)  Name of Reporting Person:             WCAS Management Corporation
    and I.R.S. Identification No. of
    Above Person, if an Entity (Voluntary):
------------------------------------------------------------------------
2)  Check the Appropriate Box                            (a) [X]
    if a Member of a Group                               (b) [   ]
------------------------------------------------------------------------
3) SEC Use Only
------------------------------------------------------------------------
4) Source of Funds                                 Not Applicable
------------------------------------------------------------------------
5) Check if Disclosure of
   Legal Proceedings Is                     Not Applicable
   Required Pursuant to
   Items 2(d) or 2(e)
------------------------------------------------------------------------
6) Citizenship or Place
   of Organization                                       Delaware
------------------------------------------------------------------------
Number of                           7)   Sole Voting          1,478 shares of
Shares Beneficially                      Power                Common Stock
Owned by
Reporting Person:

                                    ------------------------------------------
                                    8)   Shared Voting
                                         Power                      -0-
                                    ------------------------------------------
                                    9) Sole Disposi-         1,478 shares of
                                       tive Power            Common Stock
                                    ------------------------------------------
                                    10) Shared Dis-
                                        positive Power              -0-
                                    ------------------------------------------
11)  Aggregate Amount Beneficially                           1,478 shares of
     Owned by Each Reporting Person                          Common Stock
--------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------
13)  Percent of Class
     Represented by                            less than 0.1%
     Amount in Row (11)
--------------------------------------------------------------------------
14)  Type of Reporting
     Person                                               CO

CUSIP No. 50540L 10 5                                          Page 4 of 6 Pages

                Amendment No. 4 to Schedule 13D (Final Amendment)
                -------------------------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons on September 10, 2001, Amendment No. 1 thereto filed on June 12, 2003 200, Amendment No. 2 thereto filed on September 26, 2003 and Amendment No. 3 thereto filed on November 13, 2003 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

     The following items of the Schedule 13D are hereby amended as follows:

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 12,843,152 shares of Common Stock outstanding as of October 31, 2003, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2003 filed with the Commission on November 13, 2003. All shares of Series B-1 Preferred held by each entity and person named below have been converted to Common Stock.

                  (a)

                  WCAS IX and IX Associates
                  -------------------------

                  WCAS IX and IX Associates own no shares of Common Stock.

                  WCAS Management
                  ---------------

                  WCAS Management owns 1,478 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                  Managing Members of IX Associates and
                  Stockholders of WCAS Management
                  -------------------------------------

                  (i) Patrick J. Welsh owns 24,149 shares of Common Stock,
            or approximately 0.2% of the Common Stock outstanding.

                  (ii) Russell L. Carson owns 24,550 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

                  (iii) Bruce K. Anderson owns 23,989 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

                  (iv) Thomas E. McInerney owns 24,440 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

                  (v) Robert A. Minicucci owns 24,440 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

                  (vi) Anthony J. de Nicola directly beneficially owns 18,037 shares of Common Stock, indirectly beneficially owns (through deNicola Holdings L.P.) 388 shares of Common Stock and indirectly beneficially owns (through three trusts for the benefit of his children) 216 shares of Common Stock, or in the aggregate 18,641 shares of Common Stock or approximately 0.2% of the Common Stock outstanding.

CUSIP No. 50540L 10 5                                          Page 5 of 6 Pages

                  (vii) Paul B. Queally owns 15,292 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

                  (viii) Jonathan M. Rather owns 4,506 shares of Common Stock
            (including shares held in his IRA account), or less than 0.1% of the Common Stock outstanding.

                  (ix) D. Scott Mackesy owns 4,105 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                  (x) Sanjay Swani owns 1,533 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                  (xi) John D. Clark owns 1,533 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

                  (xii) James R. Matthews owns 1,533 shares of Common Stock
            (including shares held in his IRA account), or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of IX Associates and the stockholders of WCAS Management may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS IX and WCAS Management, respectively. Each of the managing members of IX Associates and the stockholders of WCAS Management disclaims beneficial ownership of all securities other than those he owns directly or by virtue of his indirect pro rata interest, as a managing member of IX Associates and/or a stockholder of WCAS Management, in the securities owned by WCAS IX and/or WCAS Management.

          (c) On December 5, 2003 WCAS IX distributed 2,350,102 shares of Common Stock to its partners, including 23,517 shares to IX Associates, immediately followed by the distribution of such 23,517 shares to the members of IX Associates.

          (d) Except as described in this statement, no person has or had the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned or formerly owned by WCAS IX or WCAS Management.

          (e) The Reporting Persons ceased to be the beneficial owners of less than five percent of the Common Stock on December 5, 2003.

CUSIP No. 50540L 10 5                                          Page 6 of 6 Pages

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                                 By:  WCAS IX Associates, LLC, General Partner

                                 By: /s/ Jonathan M. Rather
                                    -----------------------
                                         Managing Member


                                 WCAS MANAGEMENT CORPORATION


                                 By: /s/ Jonathan M. Rather
                                    -----------------------
                                    Vice President, Secretary & Treasurer


Dated:   December 9, 2003